UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 31)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 629579202	Page 2 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 3 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 4 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen Rankin Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,195
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 9,195
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 5 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,195
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,085,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 6 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,195
	8	SHARED VOTING POWER 203,972
	9	SOLE DISPOSITIVE POWER 9,195
	10	SHARED DISPOSITIVE POWER 1,076,343

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 7 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,195
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,085,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,538
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 629579202	Schedule 13D/A	Page 8 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMR Associates NC, L.P. 33-2253384
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 629579202	Schedule 13D/A	Page 9 of 17

Part II to Schedule 13D

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirety pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013, as amended by Amendment No. 21 filed on February 14, 2014, as amended by Amendment No. 22 filed on February 13, 2015, as amended by Amendment No. 23 filed on February 12, 2016, as amended by Amendment No. 24 filed on February 14, 2017, as amended by Amendment No. 25 filed on February 13, 2018, as amended by Amendment No. 26 filed on February 13, 2020, as amended by Amendment No. 27 filed on February 12, 2021, as amended by Amendment No. 28 filed on February 11, 2022, as amended by Amendment No. 29 filed on February 10, 2023 and as amended by Amendment No. 30 filed on February 12, 2024 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 29, 2017, as further amended as of February 14, 2019, as further amended as of February 12, 2021, as further amended as of February 14, 2022, as further amended as of February 10, 2023, as further amended as of February 9, 2024 and as further amended as of December 16, 2024, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. This Amendment No. 31 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the contribution of an aggregate of 203,972 shares of Class B Common from certain Reporting Persons to AMR Associates NC, L.P., a Delaware limited partnership (“AMR Associates NC”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background.

(a)–(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of the Issuer at 22901 Millcreek Boulevard, Suite 600, Cleveland, Ohio 44122, (b) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060 and (c) Executive Chairman of Hyster-Yale, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124.

The following new Reporting Persons shall be added:

AMR Associates NC, L.P. AMR Associates NC is a Delaware limited partnership. Its principal business is to hold, under common management, shares of Class A common stock of the Issuer, par value $1.00 per share and Class B Common, beneficially owned by certain of the Reporting Persons. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Mayfield Heights, Ohio 44124-4017. The following Reporting Persons are trustees and primary beneficiaries of trusts acting as general partners or limited partner of AMR Associates NC: Helen R. Butler, Clara T. Rankin Williams and Alfred M. Rankin, Jr.

Item 5.	Interest in Securities of the Issuer.

(a)—(c) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.6% of the outstanding Class B Common as of December 13, 2024.

CUSIP No. 629579202	Schedule 13D/A	Page 10 of 17

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV and (c) as trustee and beneficiary of a trust that is a limited partner of AMR Associates NC, shares the power to dispose of 203,972 shares of Class B Common with the general partners of AMR Associates NC. Collectively, the 1,076,343 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr. constitute approximately 68.8% of the Class B Common outstanding as of December 13, 2024.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted and replaced by the following:

Victoire G. Rankin. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and limited partners of Rankin IV and (c) 203,972 shares of Class B Common held by AMR Associates NC with the general partners of AMR Associates NC. Collectively, the 1,076,343 shares of Class B Common beneficially owned by Victoire G. Rankin constitute approximately 68.8% of the Class B Common outstanding as of December 13, 2024.

The statements under the heading Helen Rankin Butler which appear in the Filings, are hereby deleted and replaced by the following:

Helen Rankin Butler. Ms. Butler has the sole power to vote and to dispose of 9,195 shares of Class B Common. Ms. Butler (a) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) as trustee and beneficiary of a trust that is a general partner of AMR Associates NC, shares the power to vote the 203,972 shares of Class Common B held by AMR Associates NC with the other general partner of AMR Associates NC and shares the power to dispose of 203,972 shares of Class B Common with the other general partner and the limited partner of AMR Associates NC. Collectively, the 1,085,538 shares of Class B Common beneficially owned by Helen Rankin Butler constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

The statements under the heading John C. Butler, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler is deemed to share with his spouse (Helen R. Butler) the power to vote and to dispose of 9,195 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and limited partners of Rankin IV and (c) 203,972 shares of Class B Common held by AMR Associates NC. with the general partners and the limited partner of AMR Associates NC. Collectively, the 1,085,538 shares of Class B Common beneficially owned by John C. Butler, Jr. constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and to dispose of 9,195 shares of Class B Common. Ms. Williams (a) as trustee and beneficiary of certain trusts, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) as trustee and beneficiary of certain trusts, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV and (c) as trustee and beneficiary of a trust that is a general partner of AMR Associates NC, shares the power to vote the 203,972 shares of Class Common B held by AMR Associates NC with the other general partner of AMR Associates NC and shares the power to dispose of 203,972 shares of Class B Common with the other general partner and the limited partner of AMR Associates NC. Collectively, the 1,085,538 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

CUSIP No. 629579202	Schedule 13D/A	Page 11 of 17

The statements under the heading David B. Williams which appear in the Filings, are hereby deleted and replaced by the following:

David B. Williams. Mr. Williams is deemed to share with his spouse (Clara T. Rankin Williams) the power to vote and to dispose of 9,195 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I, (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and limited partners of Rankin IV and (c) 203,972 shares of Class B Common held by AMR Associates NC with the general partner and the limited partner of AMR Associates NC. Collectively, the 1,085,538 shares of Class B Common beneficially owned by David B. Williams constitute approximately 69.3% of the Class B Common outstanding as of December 13, 2024.

The following new Reporting Person shall be added:

AMR Associates NC, L.P. AMR Associates NC is made up of the entities holding limited and general partnership interests in AMR Associates NC. AMR Associates NC may be deemed to be a “group” as defined under the Act and therefore may be deemed as a group to beneficially own 203,972 shares of Class B Common held by AMR Associates NC. Although AMR Associates NC holds the 203,972 shares of Class B Common, it does not have any power to vote or to dispose of such shares of Class B Common. Helen R. Butler and Clara T. Rankin Williams, as trustees and primary beneficiaries of trusts that are general partners, are deemed to share the power to vote such shares of Class B Common. Helen R. Butler and Clara T. Rankin Williams, as trustees and primary beneficiaries of trusts that are general partners and Alfred M. Rankin, Jr., as trustee and primary beneficiary of a trust that is the limited partner, are deemed to share the power to dispose of shares of Class B Common Collectively, the 203,972 shares of Class B Common beneficially owned by AMR Associates NC constitute approximately 13.0% of the Class B Common outstanding as of December 13, 2024.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective December 16, 2024, each of the Issuer, the new Participating Stockholder and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Sixth Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 71 and is incorporated herein in its entirety.

AMR Associates NC, L.P.

Under the terms of the Limited Partnership Agreement of AMR Associates NC, L.P., dated as of December 5, 2024, among the partners party thereto (the “AMR Associates NC Partnership Agreement”), filed as Exhibit 72 hereto and incorporated herein by reference, Helen R. Butler and Clara T. Rankin Williams have the power to vote the Class A Common and Class B Common held by the partnership. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of AMR Associates NC.

The AMR Associates NC Partnership Agreement restricts the transfer of all partnership interests, including the general partnership interests, in AMR Associates NC (“AMR Associates NC Partnership Interests”) by the partners and provides the partners and the partnership with a right of first refusal to acquire AMR Associates NC Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of AMR Associates NC Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the AMR Associates NC Partnership Agreement.

CUSIP No. 629579202	Schedule 13D/A	Page 12 of 17

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Filings is hereby amended by adding the following:

Exhibit 71	Sixth Amendment to Amended and Restated Stockholders’ Agreement, dated as of December 16, 2024, by and between the Depository, the Issuer, the new Participating Stockholder and the Participating Stockholders.

Exhibit 72	Limited Partnership Agreement of AMR Associates NC, L.P., dated as of December 5, 2024.

Exhibit 73	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP No. 629579202	Schedule 13D/A	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2024

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen Rankin Butler (f/k/a Helen P. Rankin)*
Attorney-in-Fact for Clara T. Rankin Williams (f/k/a Clara T. Rankin)*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach (f/k/a Chloe E. Rankin)*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)*
Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*
Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*

CUSIP No. 629579202	Schedule 13D/A	Page 14 of 17

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*
Attorney in Fact for Corbin Rankin*
Attorney in Fact for Alison A. Rankin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney in Fact for Clara Rankin Butler*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*
Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin*
Attorney-in-Fact for Scott Seelbach*
Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)*
Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*
Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*
Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*
Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian)*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*

CUSIP No. 629579202	Schedule 13D/A	Page 15 of 17

Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*
Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*
Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne Turman Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for 2012 Chloe O. Rankin Trust*
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Helen R. Butler Trust*
Attorney-in-Fact for 2012 Clara R. Williams Trust*
Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*
Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*
Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for Elisabeth M. Rankin (by Alison A. Rankin, as Custodian)*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Alfred M. Rankin Jr. -Roth IRA-Brokerage Account*******
Attorney-in-Fact for John C. Butler, Jr. -Roth IRA-Brokerage Account*******
Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating

CUSIP No. 629579202	Schedule 13D/A	Page 16 of 17

a trust for the benefit of James T. Rankin*
Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*
Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*
Attorney-in-Fact for AMR Associates, LP*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers**
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)*
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015*
Attorney-in-Fact for Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015*
Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee and Alfred M. Rankin, Jr., as Co-Trustee for the benefit of the grandchildren*
Attorney-in-Fact for Rankin Associates V, L.P.*
Attorney-in-Fact for Rankin Associates VI, L.P.*
Attorney-in-Fact for Elisabeth Marshall Rankin Trust u/a/d December 30, 2015 as amended**
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler***
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams***
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach***
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.***
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers***
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin***
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams***
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler***
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler***
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler***
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler***
Attorney-in-Fact for Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended****
Attorney-in-Fact for Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended****
Attorney-in-Fact for Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended****
Attorney-in-Fact for Scott W. Seelbach Main Trust u/a/d December 22, 2015****

CUSIP No. 629579202	Schedule 13D/A	Page 17 of 17

Attorney-in-Fact for Paige J. Rankin (by Claiborne R. Rankin, Jr., as custodian)*****
Attorney-in-Fact for Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr., dated 8/26/2016*****
Attorney-in-Fact for Jacob Alan Kuipers Main Trust u/a/d April 26, 2016, as amended******
Attorney-in-Fact for Lauran Rankin Main Trust u/a/d December 23, 2015, as amended******
Attorney-in-Fact for Lauran C. Rankin******
Attorney-in-Fact for AMR Associates NC, L.P.*******

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 43 at pages 15 through 54.

**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 58 at page 5.

***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 60 at page 4.

****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 62 at page 4.

*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 67 at page 4.

******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 69 at page 4.

******	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 71 at page 4.